CODE OF ETHICS

I.	INTRODUCTION

NorthCoast Asset Management, LLC (“NorthCoast”) has adopted this Code of Ethics (“Code”) pursuant to Rule 204A-1 of the Investment Advisers Act of 1940, as amended (“Advisers Act”) and Rule 17j-1 promulgated under the Investment Company Act of 1940, as amended (Investment Company Act). High ethical standards are essential for the success of NorthCoast and to maintain the confidence of clients and investors in investment funds managed by NorthCoast (“clients”). NorthCoast’s long-term business interests are best served by adherence to the principle that the interests of clients come first. We have a fiduciary duty to clients to act solely for the benefit of our clients. All personnel of NorthCoast, including directors, officers and employees of NorthCoast, must put the interests of NorthCoast’s clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. All personnel of NorthCoast must also comply with all federal securities laws. In recognition of NorthCoast’s fiduciary duty to its clients and NorthCoast’s desire to maintain its high ethical standards, NorthCoast has adopted this Code of Ethics containing provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of NorthCoast’s clients.

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment by NorthCoast. If you have any doubt as to the propriety of any activity, you should consult with the CCO, who is charged with the administration of this Code.

II.	DEFINITIONS

1.
Access Person means any partner, officer, director or personnel (for the purpose of this section, personnel may include any interns, temporary and/or contract employees) of NorthCoast, or other person who provides investment advice on behalf of NorthCoast and is subject to the supervision and control of NorthCoast (i) who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding portfolio holdings of any Reportable Fund (as defined below) or (ii) who is involved in making securities recommendations to clients (or who has access to such recommendations that are nonpublic). All Access Persons are referred to as “Supervised Persons” in this Code.

2.
Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

3.
Beneficial Ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.

4.	Personal Account means any account in which a Supervised Person has any Beneficial Ownership.

5.
Reportable Security means a security as defined in Section 202(a)(18) of the Advisers Act (15 U.S.C. 80b-2(a)(18)), and includes any derivative, commodities, options or forward contracts relating thereto, as well as any trades in virtual currency tokens offered or previously offered as part of an initial coin offering of a virtual currency, except that it does not include:

(i)	Direct obligations of the Government of the United States;

(ii)	Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(iii)	Shares issued by money market funds;

(iv)
Shares issued by registered open-end funds other than exchange-traded funds and other than registered funds managed by NorthCoast or registered funds whose adviser or principal underwriter controls NorthCoast, is controlled by NorthCoast, or is under common control with NorthCoast (each a “Reportable Fund”); and

(v)	Shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds, none of which is a Reportable Fund.

For clarification, the term “Reportable Security” includes any common or preferred stock, warrant, note, bond, debenture, put, call, straddle or other option on any security, group or index of securities (including any interest therein or based on the value thereof) or foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, right to subscribe to, or purchase any of the foregoing.

6.	Restricted Security means any security that is on the NorthCoast’s watch list (“Watch List”).

7.
Short Sale means the sale of securities that the seller does not own. A Short Sale is "against the box" to the extent that the seller contemporaneously owns or has the right to obtain securities identical to those sold short, at no added cost.

III.	APPLICABILITY OF CODE OF ETHICS

Personal Accounts of Supervised Persons.    This Code applies to all Personal Accounts of all Supervised Persons.

A Personal Account also includes an account maintained by or for:

▪
A Supervised Person's spouse (other than a legally separated or divorced spouse of the Supervised Person for which the Supervised Person provides no financial support), domestic partner (of the same or opposite gender)) and minor children;

▪	Any immediate family members who live in the Supervised Person’s household;

▪
Any persons (i) who is financially dependent on the Supervised Person, including those persons residing with the Supervised Person and those not residing with the Supervised Person, such as financially dependent children away at college, or (i) whose financial affairs the Supervised Person controls, or (ii) for whom the Supervised Person provides discretionary advisory services; and

▪	Any partnership, corporation or other entity in which the Supervised Person has a 25% or greater beneficial interest, or in which the Supervised Person exercises effective control.

A comprehensive list of all Supervised Persons and Personal Accounts will be maintained by NorthCoast’s CCO.

IV.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

1.
General.    It is the responsibility of each Supervised Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code or otherwise prohibited by any applicable laws. Personal securities transactions for Supervised Persons may be effected only in accordance with the provisions of this Section.

2.
Preclearance of Transactions in Personal Account. A Supervised Person must obtain the prior written approval of the CCO or his/her designee before engaging in any transaction in his or her Personal Account. The CCO or his/her designee may approve the transaction if the CCO or his/her designee and traders conclude that the transaction would comply with the provisions of this Code and is not likely to have any adverse economic impact on clients. A request for preclearance must be made by completing the Preclearance Form in MCO and submitting it to the CCO or his/her designee in advance of the contemplated transaction. Generally, any security appearing on the Watch List will not be approved for personal trading.

Any approval given under this paragraph will remain in effect for that business day.

3.
Prohibitions on Trading in Securities on the Watch List. A Supervised Person may not execute any personal securities transaction of any kind in any securities on the Watch list. If applicable, the CCO or his/her designee will maintain Watch List on MCO. Each portfolio manager and analyst will immediately notify the CCO or his/her designee of the commencement of any research or consideration of a security. The CCO or his/her designee will ensure that securities under consideration for clients, as well as any securities owned by clients are promptly added to the Watch List on MCO.

4.
Short Sales. A Supervised Person may not engage in any short sale of a security on the Watch List or otherwise restricted. However, short sales of securities that are not on the Watch List or otherwise restricted are permitted.

5.
Initial Public Offerings (“IPOs”). A Supervised Person may not acquire any direct or indirect Beneficial Ownership in any securities in any any initial public offering without prior written approval, via MCO, of the CCO or his/her designee.

6.
Initial Coin Offerings. A Supervised Person may not acquire any direct or indirect beneficial ownership of any securities or “tockens” offered or previously offered as part of an initial coin offering of any virtual currency without prior written approval, via MCO, of the CCO or his/her designee.

7.
Prohibitions on Trading in ‘Penny Stocks’. A Supervised Person may not execute any personal securities transaction of any kind in any security falling under the definition of a ‘Penny Stock’ pursuant to 17 CFR 240.3a51-1.

8.
Private Placements and Investment Opportunities of Limited Availability. A Supervised Person may not acquire any beneficial ownership in any securities in any private placement of securities or investment opportunity of limited availability unless the CCO or his/her designee has given express prior written approval. A Limited Offering means an offering that is exempt from registration under the Securities Act of 1933 pursuant to section 4(a)(2) or section 4(a)(5) or pursuant to rule 504, or rule 505, or rule 506 under the Securities Act of 1933. The CCO or his/her designee, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the Supervised Person by virtue of his or her position with NorthCoast.

9.
Service on Boards of Directors; Other Business Activities. A Supervised Person shall not serve as a director (or similar position) on the board or a member of a creditors committee of any company unless the Supervised Person has received written approval, via MCO, from the CCO or his/her designee and NorthCoast has adopted policies to address such service. Authorization will be based upon a determination that the board service would not be inconsistent with the interest of any client account. At the time a Supervised Person submits the initial holdings report, via MCO, in accordance with Section VI of this Code, the Covered Person will also submit, on MCO, where applicable, a description of any business activities in which the Supervised Person has a significant role. Assuming that NorthCoast approves a Supervised Person engaging in said outside activity, he or she will need to annually attest, on MCO, to understanding and complying with NorthCoast’s policy on Outside Business Activities. No Supervised Person shall serve on the board of directors of any company for which the security is held by CANGX. Any new proposed Outside Business Activities must be submitted, through MCO, and approval by NorthCoast must be received prior to engaging in any such activity.

10.
Short Term or Excessive Trading. NorthCoast believes that short term or excessive personal trading by its Supervised Persons can raise compliance and conflicts issues. Accordingly, no Supervised Person may purchase and sell the securities of the same issuer within 30 days or engage in more than 20 personal securities transactions during any 30-day period.

11.
Management of Non-Adviser Accounts. Supervised Persons are prohibited from managing accounts for third parties who are not clients of NorthCoast or serving as a trustee for third parties unless the CCO or his/her designee pre-clears the arrangement and finds that the arrangement would not harm any client. The CCO or his/her designee may require the Supervised Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

12.
Prohibited Actions. No Supervised Person is permitted, in connection with the purchase or sale (directly or indirectly) by the Supervised Person of a security held or to be acquired by a client: (a) to employ any devise, scheme or artifice to defraud the client; (b) to make any untrue statement of a material fact to a client or omit to state a material fact necessary in order to make the statements made to the client, in light of the circumstances under which they are made, not misleading; (c) to engage in any act, practice or course of business that would act as fraud or deceit upon a client; or (d) to engage in any manipulative practice with respect to a client;

V.	EXCEPTIONS FROM PRECLEARANCE PROVISIONS

In recognition of the de minimis or involuntary nature of certain transactions, this section sets forth limited exceptions from the preclearance requirements. Unless otherwise noted, the restrictions and reporting obligations of the Code will continue to apply to any transaction exempted from preclearance pursuant to this Section. Accordingly, the following transactions will be exempt only from the preclearance requirements of Section IV.2:

1.
Purchases or sales that are non-volitional on the part of the Supervised Person such as purchases or acquisitions arising from stock dividends, dividend reinvestments, stock splits, mergers, tender offers or exercise of rights;

2.	Purchases or sales pursuant to an Automatic Investment Plan;

3.	Transactions in securities that are not Reportable Securities; and

4.
Transactions effected in, and the holdings of, any account over which the Supervised Person has no direct or indirect influence or control (i.e., blind trust, discretionary account or trust managed by a third party).

VI.	REPORTING
1.    Quarterly Transaction Reporting. All Supervised Persons must submit to the CCO or his/her designee Quarterly Transaction Reports via MCO.
•Contents of Quarterly Transaction Reports. Each transaction report must contain, at a minimum, the following information about each transaction involving a Reportable Security during the quarter in which the Supervised Person had, or as a result of the transaction acquired, any Beneficial Ownership:

a.	the date of the transaction, the title, and, interest rate and maturity date (if applicable), the exchange ticker symbol and principal amount of each Reportable Security involved;

b.	the nature of the transaction (i.e., the purchase, sale or any other type of acquisition or disposition);

b.	the price of the Reportable Security at which the transaction was affected;

c.	the name of the broker, dealer or bank with or through which the transaction was effected;

d.	the date the report is submitted by the Supervised Person; and

e.
with respect to each account established by the Supervised Person during the quarter in which any securities were held during the quarter, each Supervised Person must also report: (A) the name of the broker, dealer or bank where the account was established, (B) the date the account was established;

•    Timing of Quarterly Transaction Reports. Each Supervised Person must submit a transaction report no later than 30 days after the end of each calendar quarter.

2.    New Accounts. Each Supervised Person must notify the CCO or his/her designee promptly and must enter the appropriate information into MCO, if the Supervised Person opens any new account in which any securities are held with a broker or custodian or moves such an existing account to a different broker or custodian.

3.    Disclosure of Securities Holdings. All Supervised Persons must submit Initial and Annual Holdings Reports via MCO to the CCO or his/her designee as follows:

•    Contents of Initial and Annual Holdings Reports. All holdings reports must contain, at a minimum:

a.    the title and type of security, principal amount, the exchange ticker symbol, and number of shares of any Reportable Security in which the Supervised Person has any Beneficial Ownership;

b.    the name of any broker, dealer or bank with which the Supervised Person maintains an account in which any securities are held for the Supervised Person’s benefit; and

c.	the date that the Supervised Person submits the report.

•    Timing of Initial and Annual Holdings Reports.

a.
Initial. Each Supervised Person must submit to the CCO or his/her designee, via MCO, an Initial Holdings Report within 10 days of becoming a Supervised Person. The information contained in the Initial Holdings Report must be current as of a date no more than 45 days prior to the date the person became a Supervised Person.

b.
Annual. Each Supervised Person must submit to the CCO or his/her designee, via MCO, an Annual Holdings Report by January 31st of each year. The information in the Annual Holdings Report must be current as of a date no more than 45 days before the report is submitted by the Supervised Person.

4.    Exceptions to Reporting Requirements. A Supervised Person need not submit any report with respect to securities held in accounts over which the Supervised Person has not direct or indirect influence or control (“each, a “Non-Control Account”) or transaction reports with respect to transactions effected pursuant to an Automatic Investment Plan. Prior to relying on the reporting exception for a Non-Control Account, the Supervised Person must obtain the approval of the CCO or his/her designee that the account qualifies as a Non-Control Account. In connection with seeking and maintaining such approval, the Supervised Person must submit to the CCO or his/her designee via MCO:

(i) an executed Certification Form at the time of the initial request for approval and quarterly thereafter;

(ii) information about the relationship between the trustee or manager of the account and the Supervised Person; and

(iii) to the extent reasonably practicable, a certification from the manager or trustee of the account that the Supervised Person has no direct or indirect influence or control over the account; and

(iv).any other requirements imposed by the Adviser or CCO or his/her designee (e.g., annual or periodic holdings or transaction reports).

5.    Supervised Persons must report immediately any suspected violations to the CCO.

6.    Transactions Subject to Review. The Reportable Securities transactions reported on the quarterly transaction reports/trade confirmations and account statements through MCO will be reviewed and compared against client Reportable Securities transactions.

VII.	PERSONAL TRADING VIOLATIONS

Upon determining that a violation of the personal trading rules has occurred, Supervised Persons will be subject to the below sanctions:

•	First Violation: Supervised Person will receive a formal warning and be reminded of the rules;

•	Second Violation: Supervised Person will be suspended from trading for thirty (30) days and will be forced to disgorge any profits resulting from the subject trade;

•	Third Violation: Supervised Person will be banned from personal trading, however will be allowed to open a mutual fund-only account or a non-discretionary account.

•	Additional Violations may result in termination of employment.

Notwithstanding the above, violations may result in more severe sanctions depending on the facts and circumstances surrounding the violation.

VIII.	RECORDKEEPING

The CCO will keep in an easily accessible place for at least the last five (5) years from the end of the fiscal year during which the last entry was made on such record, copies of this Code, all trade confirmations, account statements, periodic statements and reports of Supervised Persons, copies of all preclearance forms, records of violations and actions taken as a result of violations, acknowledgments and other memoranda relating to the administration of this Code.

•	All trade confirmations, account statements and/or periodic statements of Covered Persons may be kept electronically in a computer database, which is currently maintained through MCO..

IX.	OVERSIGHT OF CODE OF ETHICS

1.
Acknowledgment. The CCO or his/her designee will annually distribute, through MCO, a copy of the Code to all Supervised Persons. The CCO or his/her designee will also distribute, through MCO, promptly all amendments to the Code. All Supervised Persons are required to go onto MCO and certify that they have received the Code, have not (in the past year) violated it and agree to be bound by its terms.

2.	Notification of Reporting Obligation. The CCO or his/her designee will identify all Supervised Persons and notify them of their reporting obligations under this Code.

3.
Review of Transactions. The CCO or his/her designee will review all reports submitted by Supervised Persons. The Reportable Securities transactions reported on Quarterly and Annual Transaction Reports will be reviewed and compared against client Reportable Securities transactions. Each Supervised Person's is responsible for delivering Personal Account statements on a quarterly basis and transactions in his/her Personal Account will be reviewed on a quarterly and compared with pre-clearance requests, transactions for the clients and against the Watch List. Any Supervised Person transactions that are believed to be a violation of this Code will be reported promptly to the management of NorthCoast. The Head of Trading of NorthCoast will review the CCO’s transactions and preclearance requests.

4.
Sanctions. NorthCoast’s management, with advice of legal counsel, at their discretion, will consider reports made to them and upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

5.
Authority to Exempt Transactions. The CCO or his/her designee has the authority to exempt any Supervised Person or any personal securities transaction of a Supervised Person from any or all of the provisions of this Code if the CCO or his/her designee determines that such exemption would not be against any interests of a client and would be in accordance with applicable law. The CCO or his/her designee will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

6.
ADV Disclosure. The CCO or his/her designee will ensure that NorthCoast’s Form ADV (1) describes the Code in Item 11 of Part 2A and (2) offers to provide a copy of the Code to any client or prospective client upon request.

7.
Annual Report to the Board of Trustees (the “Board”). On an annual basis, the CCO or his/her designee shall provide a written report to the Board of any mutual fund that NorthCoast manages, which: (1) describes any issues arising under the Code or procedures, since the last report to the Board, including, but not limited to, material violations of the Code or procedures and sanctions imposed in response to material violations; and (2) certifies that NorthCoast has adopted procedures reasonably necessary to prevent Supervised Persons from violating the Code.

X.	CONFIDENTIALITY

All reports of personal securities transactions and any other information filed pursuant to this Code will be treated as confidential to the extent permitted by law.